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SEC 18007078

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 07 2018
Washington DC
413

SEC FILE NUMBER
8-66123

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Coady Diemar Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

87 Main Street
(No. and Street)

Peapack	New Jersey	07977
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Mandeen 908-719-6466
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown, PC
(Name – *if individual, state last, first, middle name*)

200 Jefferson Park, Suite 400	Whippany	New Jersey	07981
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

BW

OATH OR AFFIRMATION

I, J. Scott Magrane, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Coady Diemar Partners, LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director

Title

Notary Public

MARIANNE N JEFFERYS
NOTARY PUBLIC OF NEW JERSEY
I.D. #50038592
MY COMMISSION EXPIRES MAY 18, 2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Coady Diemar Partners, LLC
Table of Contents
December 31, 2017

withum

AUDIT TAX ADVISORY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Coady Diemar Partners, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Coady Diemar Partners, LLC (the "Company"), as of December 31, 2017, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2009.

February 26, 2018

WithumSmith+Brown, PC 200 Jefferson Park, Suite 400, Whippany, New Jersey 07981-1070 T (973) 898 9494 F (973) 898 0686 withum.com

Coady Diemar Partners, LLC
Statement of Financial Condition
December 31, 2017

Assets	
Cash and cash equivalents	$ 36,168
Fees receivable, net	31,825
Due from Members	11,254
Prepaid expense and other assets	20,529
Total Assets	$ 99,776
Liabilities and Members' Equity	
Liabilities	
Accrued expenses	$ 30,576
Members' Equity	69,200
Total Liabilities and Members' equity	$ 99,776

The Notes to the Financial Statements are an integral part if this Statement

1. Organization and Nature of Business

Coady Diemar Partners, LLC (the "Company) was organized as a Delaware Limited Liability Company, is a registered broker-dealer under the Securities Exchange Act of 1934 ("SEC"), and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides advisory services and arranges private placement of securities for institutional clients. The company shall continue in existence until December 31, 2053, unless terminated at an earlier date in accordance with the provisions of the Operating Agreement.

As shown in the accompanying financial statements, the Company had net loss of approximately $281,000 and net cash used in operations of $2,096 during the year ended December 31, 2017. As of December 31, 2017, the Company's available cash approximated $36,000 and liabilities approximated $31,000. $262,000 in accounts receivable were sold to the members during the year and $300,000 remains outstanding at year end. Refer to Note 8 – Related Party Transactions. Management has evaluated these conditions and determined that any shortfall of revenue to fund the working capital needs of the Company for at least one year from the date of issuance of these financial statements will be satisfied by additional factoring of receivables or capital contributions from its members. In connection with the Company's assessment of going concern considerations in accordance with ASU 2014-15, "Disclosures of Uncertainties about an Entity's Ability to Continue as a Going Concern", management has determined that this plan alleviates the uncertainty created by these conditions.

2. Significant Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and in the bank, as well as short-term securities held for the primary purpose of general liquidity. Such securities normally mature within three months from the date of acquisition.

Fees Receivable

The Company carries its fees receivable at cost less allowance for doubtful accounts based on collection history and current credit conditions. Accounts are deemed delinquent when payments are not received in accordance with their respective contracted payment schedule. Management has estimated that an allowance for doubtful accounts of $58,500 as of December 31, 2017 was necessary.

Fair Value of Assets and Liabilities

The Company's assets, including cash and cash equivalents, fees receivables, due from members, prepaid expenses and other assets are carried at contracted values which approximate fair value. Similarly, accrued expenses are carried at contracted values, which approximate fair value.

Securities, when held, are valued at fair value, as required. Refer to Note 5 – Fair Value Measurements for related disclosures.

Revenue Recognition

Revenues are recognized on an accrual basis, generally when the underlying investment transactions are consummated and placement fees are earned. Securities received in lieu of cash for services rendered are recorded at fair value when earned, and the related revenue is recorded in investment banking fees.

Use of Estimates

The preparations of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company is classified as a partnership for federal and state income taxes. As such, the members will reflect income or loss, as applicable, on their individual tax returns. However, New York City imposes an unincorporated business tax ("UBT") on partnerships operating in New York City, and the provision for the UBT is reflected in the financial statements. The Company does not have uncertain tax positions and has timely filed its annual tax returns without extending the statute of limitations for any year. There are no tax related penalties or interest charges reflected in these financial statements.

The Company files tax returns on a cash basis. During 2017, the Company used a net operating loss carry forward of approximately $53,825 to offset NYC UBT. At December 31, 2016 the Company had no deferred tax assets.

New Accounting Pronouncement to be Adopted

Revenue Recognition

In May2014, the FASB issued ASU No. 2014-09, *"Revenue from Contracts with customers"* ("ASU No. 2014-09"). ASU No. 2014-09 and related amendments require changes in revenue recognition policies as well as enhanced disclosures. ASU No. 2014-09 is intended to clarify the principals for recognizing revenues by removing inconsistencies and weaknesses in existing revenue recognition rules; provide a more robust framework for addressing revenue recognition issues; improve comparability of revenue recognition practices across entities, industries, jurisdictions and capital markets; and provide more useful information to users of financial statements through improved disclosures.

The Company has completed an initial assessment of the impact of ASU No. 2014-09 on its existing revenue recognition policies and plans to adopt the rule on January 1, 2018 using the cumulative effect method of adoption. Based on the analysis completed to date, the Company currently anticipates that the new rule will have a material impact on its financial statements and a cumulative effect adjustment under the modified retrospective method of adoption will be necessary.

3. Net Capital Requirements

Pursuant to the basic uniform Net Capital provisions of the Securities and Exchange Commission, the Company is required to maintain a minimum Net Capital, as defined in such provisions.

Further, the provisions require that the ratio of aggregate indebtedness, as defined, to Net Capital shall not exceed 15 to 1. Net Capital and the related Net Capital ratio may fluctuate on a daily basis. At December 31, 2017, the Company was in compliance with its Net Capital requirements. The Net Capital and Net Capital requirements of $5,592 and $5,000, respectively, resulted in excess Net Capital of $592. The Company's Net Capital ratio was 546.78 to 1.

4. Risk and Concentration

Financial instruments that are potentially subject to credit risk include cash and cash equivalents. The Federal Deposit Insurance Corporation insures the company's bank accounts up to a maximum of $250,000 in each bank. From time to time, the Company maintains cash balances at a financial institution that are in excess of federal insured amounts.

The company derived 58% of its investment banking fee revenues from two customers.

The Company pursued legal action regarding payment for services provided to a customer. While the Company's management and legal counsel anticipate a positive outcome, the amount and timing of the collection remains unknown as of the date of this report.

5. Fair Value Measurements

Securities, when held, are recorded at fair value in accordance with the accounting standard on fair value measurements, which established a framework for measuring fair value and clarifies

that fair value is an estimate of the exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (i.e., the exit price at the measurement date). That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of fair value hierarchy are described below.

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.
Level 2	Inputs to the valuation methodology include: • Quoted prices for similar assets or liabilities in active markets; • Quoted prices for identical or similar assets or liabilities in inactive markets; • Inputs other than quoted prices that are observable for the asset or liability; • Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

In 2012, 2013 and 2015, the company received warrants to purchase preferred shares and common stock of privately held entities. These warrants were deemed to have zero fair value as of December 31, 2017 based on unobservable inputs.

6. Special Account for the Exclusive Benefits of Customers

The Company is exempt from the provisions of rule 15c3-3 of the Securities Exchange Act of 1934 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers" as the Company's activities are limited to those set forth in the conditions for exemption of rule 15c3-3(k)(2)(i).

7. Commitments and Contingencies

Operating Leases

The Company currently leases NYC office space under a short term lease which expires May 2018. The lease is guaranteed by a $20,150 security deposit. In addition, the Company leases office space on a month to month basis in Peapack, New Jersey.

Total rent expense of facility leases for the year ended December 31, 2017 was $170,387.

8. Related Party Transactions

During 2017, the Company entered into additional factoring agreements with certain members whereby the members purchased accounts receivable totaling $262,000, during the year ended December 31, 2017. The terms of these factoring arrangements were determined at the time of execution. As of December 31, 2017, factoring agreements outstanding totaled $300,000 which includes $50,000 from the prior year. All outstanding agreements stipulate that the purchasing members have no recourse against the Company should these receivables not be collected. The Company has the option to factor additional accounts receivable to members in the future should the need arise. The terms for the future factoring arrangements would be determined at that time.

9. Subsequent Events

The Company has evaluated subsequent events occurring after the balance sheet date through the date of financial statement issuance and has determined that there are no events requiring recognition or disclosure in these financial statements.